Exhibit 99.8

NICE Actimize Survey Finds Financial Services Organizations Focused
on Automation as No. 1 Budget Priority in CDD/KYC Management

Increased AML regulatory oversight and enforcement actions anticipated by about 45% of respondents

Hoboken, NJ – June 20, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, released a global survey today outlining the top operational market drivers and spending priorities that are shaping the strategies behind current CDD/KYC anti-money laundering programs.

Titled, “Accelerating Value of CDD/KYC Programs with Automation Technologies in a Complex Global Market,” the survey showed that an overwhelming 63 percent of respondents from financial services organizations said their number one budget priority was to increase spending on automation through the adoption of new technologies over the next 12-18 months.

Additionally, 49 percent indicated that their budgets would increase over the previous year while only 8 percent indicated that they were anticipating budget cuts or decreases. Other spending patterns covered in the survey noted the importance of training programs for existing staff (38 percent) and increased staffing requirements (36 percent).

“We feel that this survey exposes the dissonance between long-term strategy and short-term reality. While looking to incorporate more automation and technology, respondents are grappling with the expense of additional overhead to address regulatory requirements,” said Joe Friscia, President, NICE Actimize. “We are currently focused on developing intelligent automation, machine learning and artificial intelligence-based solutions that function as enablers to enhance the quality and consistency of CDD/KYC programs while reducing the cost of compliance.”

The NICE Actimize survey also focused on the top market trends influencing CDD/KYC program strategies. According to the findings, some of these trends include the importance of company reputation in the marketplace (indicated by 59 percent as “very influential”); new beneficial ownership regulations (indicated by 51 percent as “very influential”); and regulatory focus on model risk management and model validation (indicated by 45 percent as “very influential”). In response to anticipated changes within the regulatory landscape following the recent US elections, about 45 percent stated that they expected to see an increase in anti-money laundering regulatory oversight and enforcement actions.

The NICE Actimize market survey, “Accelerating Value of CDD/KYC Programs with Automation Technologies in a Complex Global Market” was conducted online in March 2017 via a range of digital channels. About 36 percent of the survey respondents came from financial institutions across North America, with respondents from EMEA and APAC comprising about 45 percent of the total.

The majority of the respondents, about 69 percent, indicated that they were responsible for banking segment business units. The remaining mix of respondents consisted of money service bureaus (7 percent), securities firms (5 percent), and insurance (3 percent) segments. Respondents from payment processor/networks, government, gaming and other segments each contributed 2 percent or less of the total.

About 18 percent of the institutions surveyed had assets greater than $100 billion, 2 percent of had assets between $60 and $99.9 billion, 5 percent had assets of $40 to $59.9 billion,13 percent had assets between $10 billion to $39.9 billion and 45 percent had less than $10 billion in assets.

For a copy of the white paper that includes the results of this study, please click here.
For more information on NICE Actimize CDD/KYC solutions, please click here.

Qualified media outlets may obtain full research results by contacting cindy.morgan-olson@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-551-256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.